Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town,
Laifeng County, Hubei 445700, China

May 30, 2014

Via EDGAR
Ryan Adams
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Anpulo Food, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed April 15, 2014 File No. 333-192006

Dear Mr. Adams:

We hereby submit the responses of Anpulo Food, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated May 1, 2014, to Wenping Luo of the Company in regard to the above-referenced Amendment No.4 to Registration Statement on Form S-1 filed on April 15, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 5 to the Form S-1 (“Amendment No. 5”), filed with the Securities and Exchange Commission on May 30, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.4, as amended by the amendment(s).

General

1.
We note your response to our prior comment 1 and reissue.  Please provide us with a more detailed analysis supporting your conclusion that the other short-term loan agreements are not required to be filed.  Specifically, please address whether your business is substantially dependent on any of these loans.  In this regard, we note your disclosure on page 6 that you may encounter difficulties in obtaining additional financing and on page 9 that you face risks from having a high debt-to-assets ratio and over $15 million in debt obligations due over the next three years.

    Response: We have filed as exhibits to Form S-1 agreements for the short-term loans upon which our business is substantially dependent.

Certain Relationships and Related Transactions, page 74

2.
We note your response to our prior comment 4 and reissue in part.  Please tell us, with a view towards revised disclosure, why the balance remaining from the preferred stock issuance was “put into an escrow account with the Company’s attorney.”

    Response: Because the Company had intended to use the balance proceeds from the preferred share issuance to pay various fees incurred in connection with maintaining the Company’ reports required under the Exchange Act, it is most convenient for the Company to put the fund into an escrow account with its attorney in the United States and direct the attorney as an escrow agent to disburse the fund as instructed.

Notes to Consolidated Financial Statements, page F-1

Note 9 –  Construction in Progress, page F-16

3.
We note your disclosure that you have spent $2,142,989 this year on construction of “a new hotel project . . .”  Please tell us, with a view towards revised disclosure, why there is no discussion in your business section regarding the development of this property.

   Response: We have revised to add discussions in our business section regarding the development of this property.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anpulo Food, Inc.
By:	/s/ Wenping Luo
Wenping Luo
President and Chief Executive Officer